UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27thFloor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Special General Meeting

Paysafe Limited (the “Company”) announced that a Special General Meeting of Shareholders (the “ Special General Meeting”) is to be held on December 8, 2022, for the purpose of approving the consolidation and redesignation of the issued and unissued common shares, and the unissued undesignated shares, of par value $0.001 each in the capital of the Company (together, the “Reverse Stock Split”) at a ratio of 1 for 12, such that after giving effect to the Reverse Stock Split, the authorized share capital of the Company shall be comprised of $22,000,000 divided into 1,600,000,000 common shares of par value $0.012 each and 233,333,333.3 undesignated shares of par value $0.012 each. Although the Company presently intends to effect the Reverse Stock Split shortly after the Special General Meeting, the Board of Directors of the Company reserves the right to delay or elect not to proceed with, and abandon, the Reverse Stock Split if it determines, in its sole discretion, that implementing the Reverse Stock Split is no longer in the best interests of the Company and its shareholders as a whole.

The Special General Meeting will be held over audio conference link (as permitted by Bye-Law 53 of the Company’s further amended and restated Bye-Laws) at www.proxydocs.com/PSFE at 11:30 a.m. (ET) on Thursday, December 8, 2022. The record date for the determination of shareholders entitled to vote at the Special General Meeting is November 21, 2022. The convening notice containing the agenda for the Special General Meeting, the proxy statement and the form of proxy for use in connection with the Special General Meeting are attached as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Notice of Special General Meeting of Shareholders of Paysafe Limited, the Proxy Statement and Form of Proxy for December 8, 2022 meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 21, 2022	PAYSAFE LIMITED

	By:	/s/ Alex Gersh
	Name:	Alex Gersh
	Title:	Chief Financial Officer